

Mail Stop 3030

May 24, 2016

Via E-mail
Mr. Eugene G. Cassis
Senior Vice President and Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

> **Re:** **Waters Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-14010**

Dear Mr. Cassis:

We have reviewed your May 5, 2016 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 9 – Income Taxes, page 66

1. We note your response to comment 5. Please revise future filings to provide footnote disclosure of the tax incentive contractual milestones similar to the last sentence of the first paragraph of your response. To the extent that the critical estimates and judgments made in concluding the milestones required for the tax holiday will be met and that reasonably possible changes in these assumptions could have a material effect on your financial statements, revise future Critical Accounting Policies and Estimates disclosure

within Managements' Discussion and Analysis to disclose the specific aspects that cause them to be particularly judgmental or subjective.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery